UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE_

(Title of Class of Securities)

G45667105

(CUSIP Number)

Baiqing Shao

Room 1309, No. 2 Disheng Middle Road

BDA Beijing 100176, China
+86 10 58981311

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ace Lead Profits Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,144,223(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	4,144,223(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,223 ordinary shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao and Mr. Shao may be deemed to be a beneficial owner of the shares of Hollysys Automation Technologies Ltd. (the “Company”) held by Ace Lead Profits Limited.

(2) All percentages set forth in this Schedule 13D are based upon 59,803,599 ordinary shares outstanding as of the date of this Schedule 13D.

CUSIP No. G45667105	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Baiqing Shao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,309,223(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	4,309,223(1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,223 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes options to purchase 165,000 ordinary shares that are vested and shares directly held by Ace Lead Profits Limited.

(2) All percentages set forth in this Schedule 13D are based upon 59,803,599 ordinary shares outstanding as of the date of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is Hollysys Automation Technology Ltd., a British Virgin Islands company (the “Company”), which has its principal executive offices at No.2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, People's Republic of China, 100176. This statement relates to the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”).

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by Ace Lead Profits Limited (“Ace Lead”) and Baiqing Shao (each, a “Reporting Person” and collectively, the “Reporting Persons”). Ace Lead is a company incorporated under the laws of the British Virgin Islands. Ace Lead is wholly-owned by Mr. Shao.

(b) The principal business address of each of the Reporting Persons is Room 1309, No. 2 Disheng Middle Road, BDA Beijing 100176, China.

(c) The principal business of Ace Lead is to make investments in China related companies. Mr. Shao is the sole director and shareholder of Ace Lead. In addition, Mr. Shao is Chief Executive Officer and Director of the Company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Baiqing Shao is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On August 12, 2016, Mr. Changli Wang, the then sole shareholder of Ace Lead, sold and transferred one share of Ace Lead, representing all of the issued and outstanding share of Ace Lead, to Mr. Shao for $1. As a result of the foregoing transaction, Mr. Shao became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

Mr. Shao acquired the Ordinary Shares as described in Item 3 above. Mr. Shao holds the securities of the Company indirectly through Ace Limited solely for investment purposes.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans, made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Ace Lead beneficially owns 4,144,223 Ordinary Shares, representing 6.9% of the outstanding shares of the Company. Ace Lead is wholly-owned by Mr. Shao. Mr. Shao may be deemed to be a beneficial owner of the shares of the Company held by Ace Lead. In addition, Mr. Shao individually beneficially owns options to purchase 165,000 ordinary shares that are vested or will be vested within the next 60 days, as to which he has sole voting and dispositive powers.

(c)       Except for the transaction as described in Item 3 above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d)       Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Company.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2016

Ace Lead Profits Limited

By:	/s/ Baiqing Shao
Baiqing Shao
Director

/s/ Baiqing Shao
Baiqing Shao